Exhibit 4.1

Description of Securities Registered Pursuant to
Section 12 of the Securities Exchange Act of 1934

Sprague Resources LP has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is listed on the New York Stock Exchange (“NYSE”) and trades under the symbol SRLP.
The following description of the common units of Sprague Resources LP does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the First Amended and Restated Agreement of Limited Partnership, dated as of October 30, 2013, as amended by Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership, effective December 20, 2017, and Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership, effective as of October 25, 2019 (as so amended, referred to herein as our “partnership agreement”), the complete text of which, as so amended, is filed as Exhibit 3.7 to our Annual Report on Form 10-K for the year ended December 31, 2019, and which is incorporated by reference into this description. As used herein, “the partnership,” “we,” “our,” “us” or similar terms refer, depending upon the context, to Sprague Resources LP and/or any one or more of its subsidiaries.
DESCRIPTION OF OUR COMMON UNITS
General
The common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges available to unitholders under our partnership agreement.

Voting Rights
Each holder of common units is entitled to one vote for each unit on all matters submitted to a vote of the common unitholders, subject to any limitations contained in our partnership agreement. See “Our Partnership Agreement—Votes Required for Certain Matters” below.
Transfer Agent and Registrar
The transfer agent and registrar for our common units is American Stock Transfer & Trust Company, LLC.
Transfer of Common Units
By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	Represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	Automatically becomes bound by the terms and conditions of our partnership agreement; and

•	Gives the consents, waivers and approvals contained in our partnership agreement.
Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.
We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Cash Distributions; Liquidation
The holders of our common units are entitled to receive, to the extent permitted by law, such distributions as may from time to time be declared by the board of directors of our general partner. Upon liquidation, we will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and the holders of our incentive distribution rights in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. See “Our Partnership Agreement” and “Cash Distributions” below.

OUR PARTNERSHIP AGREEMENT
Organization and Duration
We were organized on June 23, 2011 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.
Purpose
Our purpose under our partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that without the approval of a unit majority (as defined below), our general partner may not cause us to take any action that it determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.
Capital Contributions
Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”
Votes Required for Certain Matters
The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of at least a majority of the outstanding common units.

In voting their common units, our general partner and its affiliates have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.
The incentive distribution rights may be entitled to vote in certain circumstances. See “—Voting Rights of Incentive Distribution Rights.”

Issuance of additional units	No approval right.

Amendment of our partnership agreement
Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. See “—Dissolution.”

Withdrawal of our general partner
Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2023 in a manner that would cause a dissolution of our partnership. See “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding common units, voting as a single class, including units held by our general partner and its affiliates. See “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest
Our general partner may transfer all, but not less than all, of its general partner interest without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2023. See “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right.

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. See “—Transfer of Ownership Interests in Our General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.
Applicable Law; Forum, Venue and Jurisdiction
Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•
Arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among unitholders or of limited partners to us, or the rights or powers of, or restrictions on, the unitholders or the partnership);

•	Brought in a derivative manner on our behalf;

•	Asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	Asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”); or

•	Asserting a claim governed by the internal affairs doctrine
shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, you are irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

Limited Liability
Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that such limited partner otherwise acts in conformity with the provisions of the partnership agreement, such limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to us for such limited partner’s common units plus such limited partner’s share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	To remove or replace our general partner;

•	To approve some amendments to our partnership agreement; or

•	To take other action under our partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.
Our subsidiaries conduct business in many states within the United States and also in Canada and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. We have attempted to limit our liability for the obligations of our operating subsidiaries by structuring them as corporations, limited liability companies or limited partnerships.
Limitations on the liability of members or partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our equity interests in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited liability company, partnership or similar statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Partnership Interests
Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.
It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests that may effectively rank senior to the common units.
Our general partner has the right, which it may from time to time assign, in whole or in part, to any of its affiliates, to purchase common units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units do not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement
General
Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments
No amendment may be made that would:

•	Enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•
Enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).
No Unitholder Approval
Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	A change in our name, the location of our principal place of business, our registered agent or our registered office;

•	The admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•
A change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•
An amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•
An amendment that our general partner determines to be necessary or appropriate for the creation, authorization or issuance of additional partnership interests or rights to acquire partnership interests, including any amendment that the board of directors of our general partner determines is necessary or appropriate in connection with:

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The adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under “Cash Distributions—Sprague Holdings’ Right to Reset Incentive Distribution Levels”; or

-	The implementation of the provisions relating to the right to reset the incentive distribution rights in exchange for common units;

•	Any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	An amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•
Any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	A change in our fiscal year or taxable year and related changes;

•
Mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	Any other amendments substantially similar to any of the matters described above.
In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	Do not adversely affect in any material respect the limited partners considered as a whole or any particular class of limited partners;

•
Are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•
Are necessary or appropriate to facilitate the trading of partnership interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which partnership interests are or will be listed for trading;

•	Are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•
Are required to effect the intent expressed in the registration statement for our initial public offering or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval
For amendments of the type not requiring unitholder approval, our general partner is not required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect.
Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased.
Merger, Sale or Other Disposition of Assets
A merger or consolidation of the partnership requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.
Our partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to our partnership agreement (other than an amendment that our general partner could adopt without the consent of the partners), each of our units will be an identical unit of our partnership following the transaction, and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.
If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.
Dissolution
We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	The election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	There being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	The entry of a decree of judicial dissolution of our partnership; or

•
The withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	The action would not result in the loss of limited liability under Delaware law of any limited partner; and

•
Neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds
Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.
Withdrawal or Removal of Our General Partner
Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2023, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2023, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the other partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest without the approval of the unitholders. See “—Transfer of General Partner Interest.”
Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Dissolution.”
Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal.
In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner (or selected by the experts they select) will determine the fair market value.
If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all of its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
Transfer of General Partner Interest
Except for the transfer by our general partner of all, but not less than all, of its general partner interest to:

•	An affiliate of our general partner (other than an individual);

•
Another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity; or

•	Another entity in connection with enforcement of a pledge of the general partner interest enforceable in support of indebtedness of us or our subsidiaries;
our general partner may not transfer all or any part of its general partner interest to another person prior to December 31, 2023 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of any transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and, except with respect to a transfer in connection with enforcement of a pledge of the general partner interest, tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.
Transfer of Ownership Interests in Our General Partner
At any time, Sprague Resources Holdings LLC, a wholly owned subsidiary of Axel Johnson and the owner of our general partner (“Sprague Holdings”), may sell or transfer all or part of its ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.
Transfer of Incentive Distribution Rights
At any time, Sprague Holdings may sell or transfer incentive distribution rights to an affiliate or a third party without the approval of our unitholders. By transfer of incentive distribution rights in accordance with our partnership agreement, each transferee of incentive distribution rights will be admitted as a limited partner with respect to the incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	Represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	Automatically becomes bound by the terms and conditions of our partnership agreement; and

•	Gives the consents, waivers and approvals contained in our partnership agreement.
Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.
We may, at our discretion, treat the nominee holder of incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Incentive distribution rights are securities and any transfers thereof are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred incentive distribution rights.
Until an incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
Change of Management Provisions
Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. See “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. See “—Meetings; Voting.”
Limited Call Right
If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the partnership interests of that class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of such an acquisition will be the greater of:

•
The highest price paid by our general partner or any of its affiliates for any partnership interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership interests; and

•
The average of the daily closing prices of the partnership interests of the class purchased over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

As a result of our general partner’s right to purchase common units, a holder of common units may have his units purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.
Meetings; Voting
Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.
We do not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
Each record holder of a unit has a vote according to his percentage interest in us, although additional partnership interests having special voting rights could be issued. See “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner in its sole discretion, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights
If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote with respect to such incentive distribution rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.
If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights as a whole in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the common units as a single class, and such incentive distribution rights shall be treated in all respects as common units when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the common units will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.
Status as Limited Partner
By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.
Non-Citizen Assignees; Redemption
If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	Obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

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Permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Assignees; Redemption
To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our current or future subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	Obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

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Permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Indemnification
Under our partnership agreement we will indemnify the following persons, in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	Our general partner;

•	Any departing general partner;

•	Any person who directly or indirectly controls our general partner or any departing general partner;

•	Any person who is or was a director, officer or managing member of our general partner or any departing general partner or any of their respective controlling affiliates;

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Any person who is or was serving as a director, officer or managing member of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner; or

•	Any person designated by our general partner.
Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.
Reimbursement of Expenses
Our general partner will not receive any management fee or other compensation for its management of us, except as set forth in the services agreement entered into in connection with the closing of our initial public offering. Under the terms of the partnership agreement, our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf for managing and controlling our business and operations. Neither our partnership agreement nor the services agreement limit the amount that may be reimbursed or paid by us to our general partner or its affiliates.

Books and Reports
Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
We will furnish or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.
We will furnish each record holder of a unit with information reasonably required for U.S. federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
Right to Inspect Our Books and Records
Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	A current list of the name and last known address of each record holder;

•	Copies of our partnership agreement, our certificate of limited partnership, related amendments and any powers of attorney under which they have been executed;

•	Information regarding the status of our business and financial condition; and

•	Any other information regarding our affairs as our general partner determines in its sole discretion is just and reasonable.
Our general partner may, and intends to, keep confidential from the other partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.
Notwithstanding any other provision of our partnership agreement or Delaware law, each of our partners, each other person who acquires an interest in a partnership interest in us and each other person bound by our partnership agreement has agreed under our partnership agreement to the fullest extent permitted by law that they do not have rights to receive information from us or any indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against us or any indemnitee relating to our affairs except pursuant to the applicable rules of discovery relating to litigation commenced by such person.
Registration Rights
Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements of the Securities Act is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.
CASH DISTRIBUTIONS
Distributions of Distributable Cash Flow
General
Within approximately 45 days after the end of each quarter, we intend to make cash distributions to unitholders of record on the applicable record date.
General Partner Interest
Our general partner is not entitled to distributions on its non-economic general partner interest.
Incentive Distribution Rights
Sprague Holdings currently holds all of the incentive distribution rights, which entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from distributable cash flow (as defined below) in excess of $0.474375 per unit per quarter. The maximum distribution of 50.0% does not include any distributions that Sprague Holdings may receive on common units that it owns. See “—Incentive Distribution Rights” below for additional information.
Distributable Cash Flow and Capital Surplus
General
All cash distributed is characterized as either “distributable cash flow” or “capital surplus.” We distribute cash from distributable cash flow differently than we would distribute cash from capital surplus. Distributable cash flow distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described above, the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus, but any capital surplus distribution would first be made pro rata to all unitholders; the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

Distributable Cash Flow
Distributable cash flow for any period will be determined by our general partner and is defined to mean, on a cumulative basis since the completion of our initial public offering:
(a)     $25.0 million;
(b)     plus our net income, as determined in accordance with GAAP;
(c)     plus or minus, as applicable, any amounts necessary to offset the impact of any items included in our net income in accordance with GAAP that do not impact the amount of our cash or cash equivalents (including any amounts necessary to offset the impact of any items included in our share of the net income of entities accounted for under the equity method that do not impact the amount of the cash or cash equivalents of such entities);
(d)     plus any carrying costs (debt or equity related), which have not been capitalized, incurred by us during construction of a capital improvement which capital improvement is not included in expansion capital expenditures;
(e)     plus any acquisition-related expenses deducted from net income and associated with (i) successful acquisitions or (ii) any other potential acquisitions that have not been abandoned;
(f)     minus any acquisition related expenses covered by clause (e)(ii) immediately preceding that relate to (i) potential acquisitions that have since been abandoned or (ii) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and
(g)     minus maintenance capital expenditures.
The types of items covered by clause (c) above include, without limitation, (i) depreciation, depletion and amortization expense, (ii) any gain or loss from the sale of assets not in the ordinary course of business, (iii) any non-cash gains or items of income and any non-cash losses or expenses, including non-cash compensation expense, asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities and (iv) any gain or loss as a result of a change in accounting policy or principle, provided that the application of any such change that is not required by law, GAAP or the Public Company Accounting Oversight Board or similar regulatory body to be adopted by us is approved by the audit committee of the board of directors of our general partner prior to its adoption. Our share of the net income of entities accounted for under the equity method, as adjusted in clause (c) above, shall be limited to the distributions we receive from such entities. To the extent that our net income includes any losses with respect to the termination of any derivative contracts hedging our interest rate or currency risk with an original term of more than one year prior to their respective stipulated termination or settlement date, such losses shall be included in distributable cash flow in equal installments over what would have been the remaining scheduled life of such derivative contracts had they not been so terminated.
If net income or other items affecting the calculation of distributable cash flow are restated with respect to any quarter, then any subsequent determination of net income or such other items for such quarter or with respect to a period including such quarter will reflect such restatement.

Maintenance capital expenditures reduce distributable cash flow, but expansion capital expenditures do not. Maintenance capital expenditures represent capital expenditures made to replace assets, to maintain the long-term operating capacity of our assets or other capital expenditures that are incurred in maintaining long-term operating capacity of our assets or our operating income. Costs for repairs and minor renewals to maintain facilities in operating condition that do not extend the useful life of existing assets will be treated as maintenance expenses as we incur them. Examples of maintenance capital expenditures are expenditures required to maintain equipment reliability, terminal integrity and safety and to address environmental laws and regulations.
Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our assets or our operating income whether through construction or acquisition. Examples of expansion capital expenditures include the acquisition of equipment and the development or acquisition of additional storage capacity, to the extent such capital expenditures are expected to expand our operating capacity or our operating income. For the purpose of calculating distributable cash flow, expansion capital expenditures will also include the carrying cost of debt incurred and equity issued to finance all or any portion of the construction of such a capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the date such capital improvement commences commercial service or the date that it is abandoned or disposed of. Where capital expenditures are made in part for maintenance or expansion purposes and in part for other purposes, the board of directors of our general partner shall determine the allocation between the amounts paid for each. The officers and directors of our general partner will determine how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.
Minimum Quarterly Distribution
We intend to distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.4125 per unit (or $1.65 per unit per year) to the extent we have sufficient distributable cash flow. Our partnership agreement permits us to borrow to make distributions, but we are not required to do so. Accordingly, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is ultimately determined by the board of directors of our general partner. We may be prohibited from making any distributions to unitholders by agreements governing our indebtedness.
Characterization of Cash Distributions
We treat all cash distributed as coming from distributable cash flow until the sum of all distributions from the closing of our initial public offering equals the distributable cash flow for the most recent date of determination. Our partnership agreement requires that we treat any amount distributed in excess of distributable cash flow, regardless of its source, as capital surplus. The characterization of cash distributions as distributable cash flow versus capital surplus does not result in a different impact to unitholders for U.S. federal tax purposes.

Distributions of Cash From Distributable Cash Flow

Distributions from distributable cash flow for any quarter are made in the following manner:

•	First, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner is entitled to receive distributions on any common units it owns or other equity securities in us that it may in the future own.

Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of cash from distributable cash flow after the minimum quarterly distribution and the target distribution levels have been achieved. Sprague Holdings holds the incentive distribution rights but may transfer these rights, subject to restrictions in our partnership agreement.
If for any quarter we have distributed cash from distributable cash flow to the common unitholders in an amount equal to the minimum quarterly distribution, then additional distributions from distributable cash flow for that quarter will be made in the following manner:

•	First, to all common unitholders, pro rata, until each unitholder receives a total of $0.474375 per unit for that quarter (the “first target distribution”);

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Second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of incentive distribution rights, pro rata, until each unitholder receives a total of $0.515625 per unit for that quarter (the “second target distribution”);

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Third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of incentive distribution rights, pro rata, until each unitholder receives a total of $0.61875 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of incentive distribution rights, pro rata.

Our partnership agreement provides, generally, that if the holder(s) of a majority of the incentive distribution rights in the Partnership request that all or a portion of the amount payable with respect to a given quarter to the holders of the incentive distribution rights not be distributed to the holders of the incentive distribution rights (the “Waived IDR Amount”), then the General Partner shall not distribute the Waived IDR Amount for such quarter. Any Waived IDR Amount (including such waiver by Sprague Holdings) may be payable in the future, without interest, if certain conditions are met

Sprague Holdings’ Right to Reset Incentive Distribution Levels
The holder or holders of a majority of our incentive distribution rights (initially Sprague Holdings) have the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to such holders would be set. Such incentive distribution rights may be transferred at any time. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. Any election to reset the minimum quarterly distribution amount and the target distribution levels shall be subject to the prior written concurrence of our general partner that the conditions described in the immediately preceding sentence have been satisfied.
In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by holders of our incentive distribution rights of incentive distribution payments based on the target cash distributions prior to the reset, the holder of incentive distribution rights will be entitled to receive an aggregate number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by such holders for the two quarters prior to the reset event, as compared to the average cash distributions per common unit during this period.
The number of common units that the holders of incentive distribution rights would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by such holders in respect of their incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.
Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of distributable cash flow for each quarter thereafter as follows:

•	First, to all common unitholders, pro rata, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

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Second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

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Third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	Thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

The holders of a majority of our incentive distribution rights will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.
Distributions From Capital Surplus
How Distributions From Capital Surplus Will Be Made
Distributions from capital surplus, if any, will be made in the following manner:

•	First, to all common unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below; and

•	Thereafter, we will make all distributions of cash from capital surplus as if they were from distributable cash flow.
Effect of a Distribution From Capital Surplus
Our partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the unit, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for Sprague Holdings to receive incentive distributions. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.
If we reduce the minimum quarterly distribution and the target distribution levels to zero, all future distributions from distributable cash flow will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holders of the incentive distribution rights, pro rata.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus or a reset of target distribution levels, if we combine our units into a lesser number of units or subdivide our units into a greater number of units, we will proportionately adjust:

•	The minimum quarterly distribution;

•	The target distribution levels; and

•	The initial unit price, as described below under “—Distributions of Cash Upon Liquidation.”
For example, if a two-for-one split of the units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price (as described below) would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment to the minimum quarterly distribution, the target distribution levels or the initial unit price by reason of the issuance of additional units for cash or property.
In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is distributable cash flow for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) distributable cash flow for that quarter, plus (2) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.
Distributions of Cash Upon Liquidation
General
If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and the holders of our incentive distribution rights in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by a unitholder to us for their units, which we refer to as the “initial unit price” for each unit. The initial unit price for the common units is the price paid for common units in our initial public offering.
Manner of Adjustments for Gain
In the event of a liquidation, we will allocate any gain to the unitholders in the following manner:

•	First, to our general partner to the extent of certain prior losses specially allocated to our general partner;

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Second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

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Third, to all common unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from distributable cash flow in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

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Fourth, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from distributable cash flow in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights for each quarter of our existence;

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Fifth, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from distributable cash flow in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights for each quarter of our existence; and

•	Thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights.

Manner of Adjustments for Losses
In the event of a liquidation, we will generally allocate any loss to our general partner, the holders of the incentive distribution rights and the unitholders in the following manner:

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First, to the holders of common units in proportion to the positive balances in their capital accounts (with corresponding special allocations to the holders of incentive distribution rights to reverse the effect of prior allocations of certain gains to such holders) until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.
Adjustments to Capital Accounts Upon Issuance of Additional Units
We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we generally will allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of the incentive distribution rights in the same manner as we allocate gain upon liquidation. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the common unitholders based on their percentage ownership of us. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.